UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.              Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Meeting of Shareholders

Paragon Shipping Inc. (the “Company”) has announced that its special meeting of shareholders, originally scheduled to be held on January 26, 2016 has been adjourned to February 12, 2016 (the “Special Meeting”). In that regard, attached hereto as Exhibits 99.1, 99.2 and 99.3 are copies of (i) the Amended and Restated Notice of Special Meeting, (ii) Amended and Restated Proxy Statement, and (iii) Form of Proxy Card, respectively.

The Company’s Annual Report on Form 20-F (the “Annual Report”), which contains the Company’s audited financial statements for the year ended December 31, 2014, as well as copies of the Proxy Statement and form of Proxy Card for the Special Meeting, are being posted on the Company’s website at http://www.paragonship.com/agm-materials.php. Please note that the form of Proxy Card on the website is for information purposes only and cannot be used to vote.

SUBMITTED HEREWITH:

Exhibit Number	Description of Exhibit

99.1	Amended and Restated Notice of Special Meeting of Stockholders

99.2	Amended and Restated Proxy Statement

99.3	Form of Proxy Card, incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on December 24, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: January 14, 2016	By:	/s/ NIKOLAOS ARACHOVAS
Nikolaos Arachovas
Chief Financial Officer